Exhibit 99.1

31 July 2019

Midatech Pharma PLC

(“Midatech” or the “Company”)

Appointment of Non-Executive Director

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), the R&D biotechnology company focused on delivering innovative oncology and rare disease products to patients, is pleased to announce the appointment of Frédéric Duchesne, former President and Chief Executive Officer of the Pharmaceuticals Division of Pierre Fabre Laboratories, to the Board of the Company as a Non-Executive Director with immediate effect. Mr Duchesne brings more than three decades of experience and leadership in commercial, strategic planning, product development, business development, market access, supply chain and manufacturing roles in major pharmaceutical companies.

During his tenure at Pierre Fabre from 2010 until May 2019, Mr. Duchesne was in charge of transforming the Pharmaceuticals Division into a robust €1 billion OTX and Specialty Care business and led Pierre Fabre to become a commercial partner of choice in Europe for Biotech and mid-size Pharma companies.

Mr Duchesne has previously also held senior positions with Sanofi working in their manufacturing operations, SmithKline Beecham as Director of Production and Logistics, Glaxo SmithKline as Vice-President and Director of Commercial Operations, then moving to Bristol-Myers Squibb as Vice President and Director of Commercial Operations, and subsequently Vice President Europe and Managing Director of Bristol-Myers Squibb UK

Rolf Stahel, Midatech’s Chairman commented: “Frédéric brings a wealth of key experience and credentials at the highest level from his successful pharmaceutical career. I am very pleased to welcome such an exceptional individual to further strengthen our Board’s breadth of talent and depth of knowledge. I look forward to working with Frédéric and am very confident he will make an important and positive impact to Midatech across the business, particularly with the next, important stage in developing our manufacturing capabilities and commercialising the Company’s assets, as the Company continues to develop its key projects through their clinical phase and towards their successful launch.”

Frédéric Duchesne commented: “I am delighted to join the Midatech Board and very much look forward to contributing to the success of the Company in any way I can. I am impressed by Midatech’s innovative programmes and drug delivery technologies, the recent progress and clear potential of the Company for the future. The Company’s focus on making a difference for patients suffering from rare oncology diseases is an exciting and stimulating opportunity that was also a key factor in my decision to join the Board. I’m honoured to be joining the Board and I look forward to working with the management team.”

Mr Duchesne holds a doctorate in Industrial Pharmacy, a diploma from the Institute of Industrial Pharmacy and a diploma in Health Care Law from Paris-Sud University.

Rule 17 and Schedule Two paragraph (g) of the AIM Rules for Companies

The following information is disclosed pursuant to Rule 17 and Schedule Two paragraph (g) of the AIM Rules for Companies in relation to Frédéric Duchesne, aged 60:

Current Directorships	Previous Directorships (last 5 years)
Sci Fred Duchesne Sci Fredvero Groupement Foncier Agricole Du Coeier Du Village Castres Olympique	Pierre Fabre S.A. Institut De Recherche Pierre Fabre Pierre Fabre Limited EPFPIA LEEM

As of the date of this announcement, Frédéric Duchesne holds no ordinary shares in the capital of the Company.

Save as disclosed above there are no additional disclosures to be made in accordance with Rule 17 or Schedule Two paragraph (g) of the AIM Rules for Companies.

For more information, please contact:

Midatech Pharma PLC

Dr Craig Cook, CEO

Tel: +44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Freddy Crossley, Emma Earl (Corporate Finance)

James Stearns (Corporate Broking)

Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring / Heather Armstrong

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Westwicke Partners (US Investor Relations)

Chris Brinzey

Tel: +1 339 970 2843

Email: chris.brinzey@westwicke.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body.  The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech's headquarters and R&D facility is in Cardiff, UK, and manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using its technology platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

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